UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, DC  20549


                          SCHEDULE 13G

           Under the Securities Exchange Act of 1934
                     (Amendment No. 17   )



                      Stryker Corporation
                        (Name of Issuer)

                  Common Stock, $.10 Par Value
                 (Title of Class of Securities)

                          863667 10 1
                         (CUSIP Number)


Check here if a fee is being paid with this statement.  ____



 1.  Name of Reporting Person
     S.S., or I.R.S. Identification of Above Person

               Jon L. Stryker
               ###-##-####

 2.  Check the Appropriate Box if a Member of a Group
               N/A

 3.  SEC Use Only
               N/A

 4.  Citizenship or Place of Organization

               U.S.

 5.  Sole Voting Power

               2,490,960 Shares

 6.  Shared Voting Power

               22,850,100 Shares

 7.  Sole Dispositive Power

                2,490,960 Shares

 8.  Shared Dispositive Power

               22,850,100 Shares

 9.  Aggregate Amount Beneficially Owned by Each Reporting Person

               25,341,060 Shares

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
               N/A

11.  Percent of Class Represented by Amount in Row 9

               26.3%

12.  Type of Reporting Person

               IN



 1.  Name of Reporting Person
     S.S., or I.R.S. Identification of Above Person

               Patricia A. Short
               ###-##-####

 2.  Check the Appropriate Box if a Member of a Group
               N/A

 3.  SEC Use Only
               N/A

 4.  Citizenship or Place of Organization

               U.S.

 5.  Sole Voting Power

               2,487,760 Shares

 6.  Shared Voting Power

               22,850,100 Shares

 7.  Sole Dispositive Power

                2,487,760 Shares

 8.  Shared Dispositive Power

               22,850,100 Shares

 9.  Aggregate Amount Beneficially Owned by Each Reporting Person

               25,337,860 Shares

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
               N/A

11.  Percent of Class Represented by Amount in Row 9

               26.3%

12.  Type of Reporting Person

               IN



 1.  Name of Reporting Person
     S.S., or I.R.S. Identification of Above Person

               Ronda E. Stryker
               ###-##-####

 2.  Check the Appropriate Box if a Member of a Group
               N/A

 3.  SEC Use Only
               N/A

 4.  Citizenship or Place of Organization

               U.S.

 5.  Sole Voting Power

               2,406,220 Shares

 6.  Shared Voting Power

               22,850,100 Shares

 7.  Sole Dispositive Power

                2,406,220 Shares

 8.  Shared Dispositive Power

               22,850,100 Shares

 9.  Aggregate Amount Beneficially Owned by Each Reporting Person

               25,256,320 Shares

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
               N/A

11.  Percent of Class Represented by Amount in Row 9

               26.3%

12.  Type of Reporting Person

               IN



 1.  Name of Reporting Person
     S.S., or I.R.S. Identification of Above Person

               Gerard Thomas
               ###-##-####

 2.  Check the Appropriate Box if a Member of a Group
               N/A

 3.  SEC Use Only
               N/A

 4.  Citizenship or Place of Organization

               U.S.

 5.  Sole Voting Power

               671,729 Shares

 6.  Shared Voting Power

               22,850,100 Shares

 7.  Sole Dispositive Power

                671,729 Shares

 8.  Shared Dispositive Power

               22,850,100 Shares

 9.  Aggregate Amount Beneficially Owned by Each Reporting Person

               23,521,829 Shares

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
               N/A

11.  Percent of Class Represented by Amount in Row 9

               24.5%

12.  Type of Reporting Person

               IN



 1.  Name of Reporting Person
     S.S., or I.R.S. Identification of Above Person

               Elizabeth S. Upjohn-Mason
               ###-##-####

 2.  Check the Appropriate Box if a Member of a Group
               N/A

 3.  SEC Use Only
               N/A

 4.  Citizenship or Place of Organization

               U.S.

 5.  Sole Voting Power

               488,243 Shares

 6.  Shared Voting Power

               23,301,320 Shares

 7.  Sole Dispositive Power

                488,243 Shares

 8.  Shared Dispositive Power

               23,301,320 Shares

 9.  Aggregate Amount Beneficially Owned by Each Reporting Person

               23,789,563 Shares

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
               N/A

11.  Percent of Class Represented by Amount in Row 9

               24.7%

12.  Type of Reporting Person

               IN


Item 1.

          (a)  Name of Issuer:  Stryker Corporation

          (b)  Address of Issuer's Principal Executive Offices:

                    2725 Fairfield Road
                    Kalamazoo, MI  49002

Item 2.

          (a)  Name of Persons Filing:
          (b)  Addresses of Principal Business Office or, if none, Residence:

                    Jon L. Stryker
                    Patricia A. Short
                    Ronda E. Stryker
                         Kalamazoo Investment Group
                         3505 Greenleaf Blvd., Suite B
                         Kalamazoo, MI  49008
                    Gerard Thomas
                         Miller, Canfield, Paddock & Stone
                         444 West Michigan Avenue
                         Kalamazoo, MI  49007
                    Elizabeth S. Upjohn-Mason
                         Upjohn National Leasing Company
                         3505 Greenleaf Blvd.
                         Kalamazoo, MI  49008

          (c)  Citizenship:  U.S.

          (d)  Title of Class of Securities:

                    Common Stock, $.10 Par Value

          (e)  CUSIP Number:  863667 10 1

Item 3. If this statement is filed pursuant to Rule 13d-1, or 134-2(b), check whether the persons filing are: N/A

Item 4.   Ownership

          (a)  Amount Beneficially Owned:

          At December 31, 1997 Jon L. Stryker, Patricia A. Short, Ronda E. Stryker, Gerard Thomas and Elizabeth S. Upjohn-Mason, as members of the Advisory Committee under the L. Lee Stryker Trust (the "Stryker Trust") executed September 10, 1974, beneficially owned 22,850,100 shares of Common Stock, $.10 par value (the "Common Stock"), of Stryker Corporation.



          The following table shows the beneficial ownership (other than indirect beneficial ownership through the Stryker Trust) of shares of Common Stock by the persons (other than the Stryker Trust) named in response to Item 2(a):

          Name                               Number of Shares
     ________________________                ________________
     Jon L. Stryker                               2,490,960
     Patricia A. Short                            2,487,760
     Ronda E. Stryker                             2,406,220
     Gerard Thomas                                  671,729
     Elizabeth S. Upjohn-Mason                      939,463(1)

          (b)  Percent of Class:

          The shares of Common Stock described in response to Item 4(a) amounted to 33.1 % of the outstanding shares of Common Stock on December 31, 1997.

          (c) The following table sets forth, for each of the persons named in response to Item 2(a), the number of shares of Common Stock as to which such person has (i) sole power to vote or to direct the vote, (ii) shared power to vote or to direct to vote, (iii) sole power to dispose or to direct the disposition of or (iv) shared power to dispose or to direct the disposition of.

                            Power to Vote or         Power to Dispose or to
                           to Direct the Vote       Direct the Disposition of
                          ________________________  _________________________

          Name               Sole       Shared        Sole         Shared
________________________  _________  ______________ _________   _____________
Jon L. Stryker            2,490,960  22,850,100(2)  2,490,960   22,850,100(2)
Patricia A. Short         2,487,760  22,850,100(2)  2,487,760   22,850,100(2)
Ronda E. Stryker          2,406,220  22,850,100(2)  2,406,220   22,850,100(2)
Gerard Thomas               671,729  22,850,100(2)    671,729   22,850,100(2)
Elizabeth S. Upjohn-Mason   488,243  23,301,320(1&2)  488,243   23,301,320(1&2)


          (1) The reporting person is a member of a three-person advisory committee that has full voting and disposition power with respect to 451,220 shares of Common Stock held by three trusts.

          (2) Includes 22,850,100 shares of Common Stock owned by the Stryker Trust as to which such person, as a member of the Advisory Committee, may be deemed to share voting power and the power to direct the disposition.

Item 5.   Ownership of Five Percent or Less of a Class:  N/A

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

               N/A


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

               N/A

Item 8.   Identification and Classification of Members of the Group:  N/A

Item 9.   Notice of Dissolution of Group:  N/A

Item 10.  Certification:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                            SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I verify that the information set forth in this statement is true, complete and correct.



DATE:  January 31, 1998                 JON L. STRYKER
                                        _________________________
                                        Jon L. Stryker



DATE:  January 31, 1998                 PATRICIA A. SHORT
                                        _________________________
                                        Patricia A. Short



DATE:  January 31, 1998                 RONDA E. STRYKER
                                        _________________________
                                        Ronda E. Stryker



DATE:  January 28, 1998                 GERARD THOMAS
                                        _________________________
                                        Gerard Thomas



DATE:  February 3, 1998                 ELIZABETH S. UPJOHN-MASON
                                        _________________________
                                        Elizabeth S. Upjohn-Mason